Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Announces Institutional NVCC Preferred Share Issue

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE UNITED STATES

TORONTO, January 24, 2023 – Bank of Montreal (TSX:BMO, NYSE:BMO or the “Bank”) today announced a domestic public offering of $650 million of Non-Cumulative 5-Year Fixed Rate Reset Class B Preferred Shares, Series 52 (Non-Viability Contingent Capital (NVCC)) (the “Preferred Shares Series 52”).

The Preferred Shares Series 52 will be issued to certain institutional investors at a price of $1,000 per share. Holders will be entitled to receive non-cumulative preferential fixed semi-annual dividends, as and when declared by the Board of Directors of the Bank, payable in the amount of $70.57 per share per annum, to yield 7.057 per cent annually, for the initial period to, but excluding, May 26, 2028. Thereafter, the dividend rate will reset every five years at a rate equal to the then 5-Year Government of Canada bond yield plus 4.250 per cent.

Subject to regulatory approval, during the period from April 26, 2028 to and including May 26, 2028 and during the period from April 26 to and including May 26 every fifth year thereafter, on not less than 15 days nor more than 60 days’ notice, the Bank may redeem the Preferred Shares Series 52 in whole or in part at par, plus any declared and unpaid dividends.

Upon the occurrence of certain regulatory events and subject to regulatory approval, the Bank may, at its option and without the consent of the holder, at any time following such occurrence, on not less than 30 days nor more than 60 days’ notice, redeem the Preferred Shares Series 52 in whole but not in part at par, plus any declared and unpaid dividends.

BMO Capital Markets is acting as lead agent on the issue. The anticipated closing date is January 31, 2023. The net proceeds to the Bank from the sale of Preferred Shares Series 52 will be added to the general funds of the Bank and will be utilized for general banking purposes.

The Preferred Shares Series 52 will be offered by way of a prospectus supplement to the Bank’s short form base shelf prospectus dated December 22, 2022, to be filed on or about January 26, 2023 with the securities commissions and other similar regulatory authorities in each of the provinces and territories of Canada.

The Preferred Shares Series 52 have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered, sold or delivered directly, or indirectly, in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This news release shall not constitute an offer to sell or a solicitation of an offer to buy such Preferred Share Series 52 in the United States or in any other jurisdiction where such offer is unlawful.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $1.14 trillion as of October 31, 2022, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

For News Media Enquiries:

Jeff Roman, Toronto, Jeff.Roman@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Bill Anderson, Toronto, bill2.anderson@bmo.com, (416) 867-7834

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